Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with "Statement of Position 93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income,
Capital Gain, and Return of Capital Distributions by
Investment Companies."
The effect of applying this statement was to decrease accumulated net investment loss by $153,770, decrease accumulated net realized gain on investments by $69,566 and decrease paid in capital in excess of par by
$84,204 due to distributions paid from net investment income to satisfy tax requirements which was subsequently offset by net investment losses and certain expenses not deductible for tax purposes. Net investment loss, net realized gains and net assets were not affected by this investment.